Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – FEBRUARY 10, 2011

BAYTEX ANNOUNCES PRICING OF OFFERING OF DEBENTURES

CALGARY, ALBERTA (February 10, 2011) – Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) announced today the pricing of its previously announced US$150 million offering of senior unsecured debentures (the "Debentures").  The Debentures were priced at par, will bear interest at a rate of 6.75% per annum and will mature on February 17, 2021.  The Debentures are being offered on a private placement basis in Canada with RBC Capital Markets and Credit Suisse as joint book runners.

Baytex intends to use the net proceeds from the offering, which is expected to close on or about February 17, 2011, to repay existing indebtedness under its revolving credit facilities and for general corporate purposes.

This news release is not for dissemination in the United States or to any United States news services.  The Debentures have not and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and will not be offered or sold in the United States or to any U.S. person absent registration under the Securities Act and state securities laws or an exemption from registration.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Specifically, this press release contains forward-looking statements relating to:  the size, terms, timing and completion of the offering of Debentures; and the use of the net proceeds of the offering.  The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the successful completion of the offering and general economic conditions in Canada and the United States.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca